September 23, 2014

VIA EDGAR AND FACSIMILE

Pamela Long
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attention:              Asia Timmons-Pierce, Staff Attorney
Erin Jaskot, Staff Attorney

Re:          GlyEco, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed June 30, 2014
File No. 333-197120

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 PM Pacific Time on September 24, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission notify Ms. Jaime R. Daddona of Squire Patton Boggs (US) LLP, counsel to the Company, at (602) 528-4057, upon acceleration of effectiveness of this Registration Statement.

Sincerely,

GLYECO, INC.

By:           /s/ John Lorenz
Name:      John Lorenz
Title:        Chief Executive Officer, President, and Chairman

cc:           Matthew M. Holman, Squire Patton Boggs (US) LLP (via e-mail)
Jaime R. Daddona, Squire Patton Boggs (US) LLP (via e-mail)